Leonard E. Neilson
                           A PROFESSIONAL CORPORATION

LEONARD E. NEILSON                         8160 SOUTH HIGHLAND DRIVE, SUITE 104
ATTORNEY AT LAW                                               SANDY, UTAH 84093
                                                    TELEPHONE:  (801)  733-0800
                                                          FAX:  (801)  733-0808
                                                   E-MAIL:  LNEILSONLAW@AOL.COM

                                 August 18, 2006



Securities and Exchange Commission
Attention:   John Reynolds, Assistant Director
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGARLink

          Re: LILM, Inc.
              Amendment No. 1 to
              Registration Statement on Form 10-SB
              SEC File No.   000-51872

Dear Mr. Reynolds:

     In response to your letter dated May 1, 2006, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of the Registrant, LILM, Inc. ("LILM" or the "Company"). Please be advised that additional changes have been made to the registration statement as required to update the information therein and all changes are appropriately marked. Financial statements have been updated and revised as necessary.

Item 1.  Description of Business
--------------------------------
Business Development
--------------------
History
-------

     1. Disclosure under the "History" subheading on page 3 has been revised to clarify the history of the Company and the first risk factor on page 7 under the "Risk Factors Related to the Company's Business" heading has also been revised in response to your comment.

     2. We have revised the first two paragraphs under the "History" subheading on page 3 to clarify that the LiL Marc is made out of plastic and that the plastic has a white porcelain appearance. The use of the word "porcelain" in the original filing was intended to describe the appearance, not the construction of the product. We have also revised the first paragraph under "LiL Marc Training Urinal" on page 4 to emphasize that the product is made from white polyethylene plastic with a white porcelain appearance. We believe that the revisions will make clear the material used to manufacture the product.

     3. We have explained in paragraph 5 on page 3 that the Company incorporated in Utah and moved all of its operations to Salt Lake City in order to reduce expenses.

     4. We have revised the last sentence of the last paragraph under the "History" subheading on page 3 to disclose the amount of royalty payments made.

Initial Public Offering
-----------------------

     5. We have changed the heading "Initial Public Offering" on page 3 to "Stock Offering" as requested and have made similar revisions throughout the document, as necessary.

Securities and Exchange Commission
John Reynolds, Assistant Director
August 18, 2006
Page 2

     6. We have deleted the term "initial public offering" throughout the document as requested.

     7. The Company's stock offering in 2002 was made pursuant to Section 90.490 of the Nevada Revised Statutes and in reliance upon the exemption from registration under the Securities Act of 1933 as provided by section 3(b) of that Act and Rule 504 of Regulation D, promulgated thereunder. On November 27, 2001, the Company submitted two copies of its Registration Statement to the Administrator of the Securities Division of the Nevada Secretary of State. The reviewer for the State was Edwin J. Apenbrink, Director of Registration and Licensing, telephone number (702) 486-2440. By a letter dated February 21, 2002, the Company received notice from the Secretary of State, Nevada Securities Division, that its proposed offering had been reviewed and qualified for sale within the State of Nevada, effective that date and for a period of one year.

     The Company offered 1,500,000 shares of its common stock and sold 763,750 shares at $.08 per share to 59 residents of Nevada. The Company filed with the SEC on April 22, 2002 five copies of an Initial Form D "Notice of Sale of Securities." On February 25, 2003, the Company filed with the SEC five copies of an Amendment & Final Form D "Notice of Sale of Securities." The Company also notified by letter the Secretary of State of Nevada, Division of Securities, that its offering had been closed as of February 20, 2003 and that the Company realized an aggregate gross total of $61,100 in proceeds through the sale of 763,750 shares of common stock.

     The Company's registration statement became effective in the State of Nevada on February 21, 2002 and was terminated on February 20, 2003. In connection with the offering, the Company engaged Stan Stilwell of Las Vegas, Nevada to act as sales agent. On January 7, 2002, a Form U-4 for Mr. Stilwell was submitted to Administrator of the Securities Division of Nevada Secretary of State, establishing that Mr. Stilwell was to be the sole sales agent for the Company. The Company's President, George I. Norman, III, had been a personal friend of Mr. Stilwell for approximately 18 years, becoming acquainted through a mutual friend when Mr. Stilwell lived in the Salt Lake City, Utah area. Mr. Norman knew that Mr. Stilwell was a licensed sales agent living in the Las Vegas area and was experienced in the investment business. Mr. Norman contacted Mr. Stilwell by telephone and met him in Las Vegas area on August 27, 2001. At that time Mr. Norman discussed with Mr. Stilwell the proposed offering and showed him the product and discussed marketing ideas. Mr. Norman later called Mr. Stilwell during the first week of September 2001 and Mr. Stilwell agreed at that time to become the sales agent for the Company's offering. Another meeting between Mr. Norman and Mr. Stilwell was held on December 11, 2001 in the Las Vegas area at which they discussed the status of the offering. Mr. Norman also disclosed that he had elected to take the Series 63 securities exam in order that he could serve as an alternative sales agent for the Company.

     Mr. Norman and Mr. Stilwell spoke again on January 4, 2002 and determined that although Mr. Norman had passed the Series 63 exam, it would be too difficult for Mr. Norman to attend to the Company's business and also be a sales agent for the Company, which would involve traveling back and forth from Salt Lake City to the Las Vegas area.

     During the offering in Nevada, prospective investors were solicited by mail, telephone, or personal contact. Some of the potential investors were known personally by the sales agent, Mr. Stilwell, some were known personally by Mr. Norman, some were known personally by a member of the Company's Board of Directors, Jessie Scott Bean, and some were referred by other potential shareholders. Also some shareholders were introduced to the offering because of their awareness of the Company's product.

     During the offering period, 185 offering memorandums were mailed to various residents of Nevada, more specifically in the Las Vegas-Henderson area, the Reno-Tahoe area, and some smaller communities in Nevada. The Company received 61 completed subscription agreements from 60 individuals, of which two were returned to the investors for insufficient information.

Securities and Exchange Commission
John Reynolds, Assistant Director
August 18, 2006
Page 3

     Mr. Bean, has a relationship with the following shareholders: George E Bean (father), Marlene Bean (mother), Kurt Bean (brother), and Jera Bean (sister-in-law). Please note further that the landlord to the Company's office location 1390 South 1100 East, Suite 204, Salt Lake City, Utah is Yasuo G Tokita, a shareholder who resides in the Las Vegas area.

     Included herewith as Attachment No. 2 is a detailed list identifying each shareholder that purchased shares in the offering and whether that person was known by the sales agent, or the Company's President, or was referred by another shareholder. Please note that some shareholders may have been known by a combination of the sales agent and/or the Company's President, and/or was referred by another shareholder. An "X" has been used to identify the particular situation for each respective shareholder.

     8. Please be advised that in response to your comment, we have combined the first two paragraphs under the "Registration Statement" heading on page 4 and deleted the reference that the Company "not otherwise be required to file such reports. . . ."

     9.  We  have  expanded   disclosure  as  the  second  paragraph  under  the
"Production" heading on page 4 to discuss the terms associated with the Company's arrangement with Blow Mold Products. Please be advised that the Company does not have a formal contract with Blow Molded Products, except for an individual purchase order that accompanies each order. Accordingly, we have not included an exhibit related to this arrangement.

     10. We have added a new risk factor on page 9 to discuss that the Company has only a single manufacturer of its product.

     11. We have added a discussion as the third paragraph under the "Production" heading on page 4 regarding the subcontractor that manufactures the stand. Please note that the Company does not have a contract with this manufacturer, rather an order is facilitated through the use of a purchase order setting forth the terms of the transaction. Accordingly, we have not included an exhibit related to this arrangement.

     12. We have expanded the fourth paragraph under the "Production" heading on page 5 to discuss shrink wrapping the Company's product.

     13. We have included in the fifth paragraph under the "Production" heading on page 5 an explanation of "an industry recyclable rating of 2."

     14. The sixth paragraph under the "Production" heading on page 5 has been expanded to discuss the Company guarantee against defects in its product's materials and workmanship.

Marketing
---------

     15. Please be advised that we have removed the phrase "Due to the uniqueness of" the LiL Marc in the first paragraph under the "Marketing" heading on page 5 in response to your comment. Upon review of the disclosure, we believe that the phrase is not material to the discussion regarding the marketing of the product.

     16. In response to your comment, we have removed the perceived promotional language of the last sentence in the first paragraph under the "Marketing" heading on page 5.

     17. We have revised the second paragraph under the "Marketing" heading on page 5 to disclose the third party representative previously referred to. We have further revised the paragraph to better reflect the current marketing intentions of the Company's management.

Securities and Exchange Commission
John Reynolds, Assistant Director
August 18, 2006
Page 4

     18 We have revised the first paragraph under the "Marketing" heading on page 5 to better reflect that there have been only nominal sales outside the United States and we have also indicated the dollar amounts of those sales.

     19. We have revised the first paragraph under the "Competition" heading on page 5 to clarify the price comparison of the principal competition to the LiL Marc.

     20. We have deleted the second paragraph of the "Competition" heading on page 6 and replaced it with a new paragraph in response to your comment.

Patents and Trademarks
----------------------

     21. We have expanded the discussion in the second paragraph under the "Patents and Trademark" heading on page 6 to address the potential risk associated with the expiration of the design patent on the LiL Marc. We have also added a new risk factor on page 9 to discuss the negative impact of the expiration of design patent.

Employees and Compensation
--------------------------

     22. We have added a sentence to the end of the first paragraph under the "Employees and Compensation" heading on page 7 stating that there can be no assurance that the Company can ever reach the projected sales level.

Facilities
----------

     23. The paragraph under the "Facilities" heading on page 7 has been revised to clarify the "shared arrangement" for the Company's facilities.

Item 2.  Management's Discussion and Analysis or Plan of Operation

     24. The first paragraph under the "Management's Discussion and Analysis or Plan of Operation" section on page 10 has been revised to indicate the net proceeds from the Company's stock offering.

     25. We have revised the first paragraph under the "Management's Discussion and Analysis or Plan of Operation" section on page 11 to identify the stockholder that has advanced funds to the company and the terms of that advance.

     26. We have revised the second paragraph under the "Management's Discussion and Analysis or Plan of Operation" section on page 11 to clarify the possible sources of funds in the event revenues are insufficient to fund operations.

     27. We have revised the second paragraph under the "Management's Discussion and Analysis or Plan of Operation" section on page 11 to clarify that there is no definitive agreement or understanding for any director or stockholder to provide funds to the Company.

     28. We have revised the second paragraph under the "Management's Discussion and Analysis or Plan of Operation" section on page 11 to discuss potential sources of funds available to the Company.

Results of Operations
---------------------

     29. The initial paragraph under the "Results of Operations" heading on page 11 has been revised to discuss the termination of the marketing agreement in September 2004 that affected 2005 results. That paragraph has also been revised by deleting the reference to expanded marketing activities.

Securities and Exchange Commission
John Reynolds, Assistant Director
August 18, 2006
Page 5

     30. Please see our response to comment 29 above regarding the discussion of Broaden Software included under the first paragraph under the "Results of Operations" heading on page 11.

Liquidity and Capital Resources
-------------------------------

     31. The first paragraph under the "Liquidity and Capital Resources" heading on page 12 has been revised to disclose the Company's working capital as of December 31, 2005 and June 30, 2006.

     32. We have revised the discussion under the "Plan of Operation" heading on page 12 to reflect that the Company has only one product. We have also changed the word "products" to "product" throughout the document where relevant in referring to the Company's sole product, the LiL Marc. Although the Company is contemplating new products, no definite plans have been developed or specific new products identified at this time. Thus, other than mentioning the Company's desire to explore new products, there is no discussion regarding any new product or idea.

     33. Because the Company has no definitive plan to explore alternative "other advertising," we have removed the reference to other advertising in the second paragraph under the "Plan of Operation" heading on page 12.

     34. Because the Company has no definitive plan to explore alternative "other marketing," other than marketing on the Internet, we have removed the reference to other marketing in the second paragraph under the "Plan of Operation" heading on page 12.

     35. We have added a new heading on page 12, "Future Milestones," that includes disclosure contained in the original document and new information regarding specific steps to be taken by the Company to attain its goals.

Description of Property
-----------------------

     36. The Company does not own any property, and rents its office space on a shared basis with the Company's President. This information is disclosed under the expanded "Facilities" heading on page 7 and we have added similar disclosure under Item 3 on page 15 in response to your comment.

Item 4.  Security Ownership of Certain Beneficial Owners and Management
-----------------------------------------------------------------------

     37. We have revised the first paragraph under Item 4 on page 15 to clarify that the information presented is based on the Company's stockholder records and representations of its officers and directors.

     38. Footnote 2 to the principal stockholders table of page 15 has been revised to clarify the nature of business conducted by Alewine Limited Liability Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons
---------------------------------------------------------------------

     39. Disclosure under Mr. Norman's resume on page 17 has been expanded to include the information requested regarding Com Vest Capital Partners and other information.

     40. The resumes for the directors under Item 5, starting on page 17, have been revised in response to your comment.

Executive Compensation
----------------------

     41. The first paragraph under "Item 6 Executive Compensation" on page 18 has been revised to include the suggested language in your comment.

Securities and Exchange Commission
John Reynolds, Assistant Director
August 18, 2006
Page 6

Certain Relationships and Related Transactions
----------------------------------------------

     42. The second paragraph under "Item 7 Certain Relationships and Related Transactions" on page 18 has been revised to discuss in detail the Com Vest transaction in 2000.

     43. The second paragraph under "Item 7 Certain Relationships and Related Transactions" on page 18 has been expanded to include the information requested in your comment.

     44. The information requested is included in the second paragraph under "Item 7 Certain Relationships and Related Transactions" on page 18.

     45. The information requested is included in the third paragraph under "Item 7 Certain Relationships and Related Transactions" on page 18.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
--------------------------------------------------------------------------------

     46. We are including supplementally a list of transactions involving the Company's shares as Attachment No. 3 to this letter.

     47. The sixth paragraph under "Item 1 Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" on page 20 has been revised to include information concerning the gross and net proceeds from the Company's stock offering.

     48. Please refer to our response to comment number 47 in connection with this comment.

Item  4.  Recent Sales of Unregistered Securities
-------------------------------------------------

     49. New disclosure included in the three paragraphs under "Item 4 Recent Sales of Unregistered Securities" on page 21 contains our response to your comment regarding all issuances of common stock by the Company.

     50. The disclosure in the three paragraphs under "Item 4 Recent Sales of Unregistered Securities" on page 21, includes information regarding the identity of the persons acquiring shares from the Company.

     51. The discussion in the three paragraphs under "Item 4 Recent Sales of Unregistered Securities" on page 21 includes information regarding the exemption from registration relied upon by the Company for the respective issuances of stock.

Financial Statements
--------------------

     52. Please be advised that we are including audited financial statements for the years ended December 31, 2004 and 2005 and unaudited financial statements for the six-month period ended June 30, 2006.

Note 1.  Organization
---------------------

     53. We have included the historical operations of the predecessor since its inception in 1997 in a combined proforma, which is discussed in Footnote 5 to the Notes to the Financial Statements for the period December 31, 2005.

Securities and Exchange Commission
John Reynolds, Assistant Director
August 18, 2006
Page 7

Closing Comments
----------------

     In response to your comment, we are attaching to this letter as Attachment No. 1 a written statement by the Company acknowledging those items set forth in your letter.

     Please   continue   your  review  of  the  LILM   registration   statement.
Correspondences concerning this filing should be directed to this office by phone at (801) 733-0800, or you may send a Fax to (801) 733-0808.

                             Yours truly,

                             /S/ Leonard E. Neilson
                             ----------------------
                             Leonard E. Neilson
:ae
Attachments

                                                              Attachment No. 1

                                   LILM, INC.
                              1390 South 1100 East
                                    Suite 204
                         Salt Lake City, Utah 84105-2463

                                 August 18, 2006

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

To whom it may concern:

     In connection with the registration statement on Form SB-2 of LILM, Inc. (the "Company"), SEC File No. 000-51872, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition to the above, the Company is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Company's filing or in response to comments on the filing.

                               Sincerely,

                               LILM, Inc.


                               By:   /S/     GEORGE I. NORMAN, III
                                  ----------------------------------
                               Its: President


                                                                                                                      Attachment 2
                                                                                                                      ------------

First Name        Last Name    Address                        City        State/Zip    Shares  Sales Agent   President  Shareholder
----------        ---------    -------                        ----        ---------    ------  -----------   ---------  -----------

Paul              Anthony      8635 W. Sahara #627            Las Vegas   NV 89117       1250                                  X
Sherman           Baker        1218 San Eduardo Ave.          Henderson   NV 89015      25000                   X
Bobbie            Barrow       1225 Equestrian Dr.            Henderson   NV 89015       1250                                  X
Sam               Bartzos      556 Yacht Harbor Dr. #204      Las Vegas   NV 89145      10000                   X
George            Bean         3472 Town House Dr.            Las Vegas   NV 89121       1250     X             X
Jera              Bean         7205 Raincloud Drive           Las Vegas   NV 89145       6250     X             X
Kurt              Bean         7205 Raincloud Drive           Las Vegas   NV 89125      40500     X             X
Marlene           Bean         3472 Town House Dr.            Las Vegas   NV 89121      27500     X             X
Jackie            Bennett      46 Wyoming Avenue              Henderson   NV 89015      62500     X             X
Michael           Bennett      46 Wyoming Avenue              Henderson   NV 89015       3250                                  X
David D.          Bradley      8896 Dove Cove Dr.             Las Vegas   NV 89129       3750     X             X
Laurene           Burnett      8635 W. Sahara #627            Las Vegas   NV 89117       1250                                  X
Irene L.          Chachas      800 Avenue G                   Ely         NV 89301      25000                                  X
John              Chachas      800 Avenue G                   Ely         NV 89301      31250                   X
Mark              Destefano    8555 W. Sahara #130            Las Vegas   NV 89117       1250                                  X
Charles           Devorak      2201 Ramsgate Dr. #824         Henderson   NV 89074       1250                   X
Merye             Dinse        955 San Eduardo Ave.           Henderson   NV 89015       2500     X             X
John              Geier        4078 E. Boston Ave.            Las Vegas   NV 89104      12500     X             X
Suzette           Gerfy        434 Crestway Rd                Henderson   NV 89015       6250                   X
Jeralyn           Goldman      1808 Relate Ct.                Las Vegas   NV 89117       1250                                  X
Clark G. & Mary   Hoffman      4395 N. Chieftain Street       Las Vegas   NV 89129      50000                   X
Fred              Jamieson     127 Hexham                     Henderson   NV 89015      12500     X             X
T.J.              Jesky        1801 E. Tropicana #9           Las Vegas   NV 89119       1250                                  X
Francis           Kalinich Jr. 634 N. Hollywood Blvd.         Las Vegas   NV 89110       6250     X             X
Lisa A.           Kelly        3241 Mystic Ridge Ct.          Las Vegas   NV 89129       1250                                  X
Abid              Khan         4010 DeSoto Wy                 Reno        NV 89502       1250                                  X
Vincent           Lombardi     755 E. Greg St. #25            Sparks      NV 89431      37500                   X
Viggo             Madsen       6530 Annie Oakley Dr. #1311    Henderson   NV 89014       1250                   X
Kim               Maisel       438 Hollick                    Henderson   NV 89015      12500     X             X
Richard           Mariner      2550 Spinnaker Dr.             Reno        NV 89509       1250                                  X
Patricia          Meyer        8108 Desert Cloud Avenue       Las Vegas   NV 89131       2500                   X
Judy              Mills        433 Tatum Ridge St.            Henderson   NV 89012       1250                                  X
Brian             Moore        8350 W. Desert Inn #1092       Las Vegas   NV 89117       5000                   X
Anthony           Nieto        901 S. Blvd Hwy #10            Henderson   NV 89015       1250                                  X
Brenda Sue        Nieto        901 S. Blvd Hwy #10            Henderson   NV 89015       1250                                  X
Jayne             Parcel       955 San Eduardo Ave.           Henderson   NV 89015      62500     X             X


First Name        Last Name    Address                        City        State/Zip     Shares Sales Agent   President  Shareholder
----------        ---------    -------                        ----        ---------     ------------------   ---------  -----------
Lisa              Peterson     46 Wyoming Avenue              Henderson   NV 89015       1250                                  X
Clair F.          Rasmussen    10633 Mission Lakes            Las Vegas   NV 89134       2500                   X
Mike              Reznick      5531 Brittania Dr.             Reno        NV 89523      12500                   X
Horacio E.        Rubio        5055 S. Lindell Rd. Apt. 1119  Las Vegas   NV 89118       6250                   X
Alicia R.         Sheahan      1134 Sport of Kings            Henderson   NV 89015      31250                   X
Grant             Stanley      31 Silica Sand St.             Henderson   NV 89012       1250                                  X
Jerry             Steichen     1630 Idlewild Dr. #B           Reno        NV 89509      25000                                  X
Stan & Leisa      Stilwell JT  11270 Winter Cottage Pl.       Las Vegas   NV 89135      12500     X             X
Mary              Tebbs        6243 Elderberry Wine           Las Vegas   NV 89142       6250                   X
Yasuo G.          Tokita       2785 E. Russel Road #B         Las Vegas   NV 89120       1250                   X
Christian         Turney       6665 N. Torino Ave.            Las Vegas   NV 89139       3750     X                            X
G.H.              Turney       3013 W. Sahara                 Las Vegas   NV 89102       3750     X             X
Joe               Turney       6664 W. Torino Ave.            Las Vegas   NV 89139       3750     X                            X
Nancy             Turney       8840 S. Redwood                Las Vegas   NV 89139       3750     X                            X
Robert            Turney       3013 W. Sahara                 Las Vegas   NV 89139       3750     X                            X
Chuck             Weast        201 Carson Way                 Henderson   NV 89015      25000     X             X
Connie            Weast        201 Carson Way                 Henderson   NV 89015      12500     X             X              X
Connie            Weast        201 Carson Way                 Henderson   NV 89015       2500     X             X              X
Robert            Welling      113 Weatherwood Court          Henderson   NV 89074      10000                   X              X
Kristine          Wilden       14 Candlewick Rd.              Henderson   NV 89052      18750                                  X
Nicolas           Willden      14 Candlewick Rd.              Henderson   NV 89052      18750     X             X              X
Bonnie            Williams     457 Chesapeake Wy.             Henderson   NV 89015      31250     X             X              X
Jeff              Wydra        438 Holick Ave.                Henderson   NV 89015      62500                                  X
                                                                                      763,750

                                                              Attachment No. 3

We have included any transfers presented and recorded by the Company's stock transfer agent.


 117333    9/10/2004    Common    LILM INC
 CERT    SELLER     CANCELLED    CERT    BUYER    ISSUE Date    ISSUED
 1057    CHARLES A WEAST JR     25,000    1065    CHARLES A WEAST JR     09/10/2004    325
          Total Shares Canceled    25,000    1066    JAY TUGAW     09/10/2004    24,675
          Total Shares Issued    25,000


 130470    6/6/2005    Common    COMPUTER CLEARING SERVICES INC
 CERT    SELLER     CANCELLED    CERT    BUYER    ISSUE Date    ISSUED
 1020    MARK DESTEFANO     1,250    1067    COMPUTER CLEARING SERVICES     06/06/2005    1,250
          Total Shares Canceled    1,250    Total Shares Issued    1,250


 135359    9/20/2005    Common    PENSON FINANCIAL SERVICES INC
 CERT    SELLER     CANCELLED    CERT    BUYER    ISSUE Date    ISSUED
 1067    COMPUTER CLEARING SERVICES     1,250    1068    PENSON FINANCIAL SERVICES INC     09/20/2005
 1,250
          Total Shares Canceled    1,250    Total Shares Issued    1,250


 142001    2/8/2006    Common    LILM INC
 CERT    SELLER     CANCELLED    CERT    BUYER    ISSUE Date    ISSUED
          1064    JEFF WYDRA     62,500    1076    JEFF WYDRA     02/08/2006    400
                   Total Shares Canceled    62,500
                    1077    BILL WOOD     02/08/2006    57,100
                    1078    BILL WOOD     02/08/2006    5,000
                    Total Shares Issued    62,500


 142002    2/8/2006    Common    LILM INC
 CERT    SELLER     CANCELLED    CERT    BUYER    ISSUE Date    ISSUED
          1007    SHERMAN E BAKER III     25,000    1074    SHERMAN E BAKER III     02/08/2006    350
                   Total Shares Canceled    25,000    1075    JOHN PAPANIKOLAS     02/08/2006    24,650
                   Total Shares Issued 25,000


 142004    2/8/2006    Common    LILM INC
 CERT    SELLER     CANCELLED    CERT    BUYER    ISSUE Date    ISSUED
          1011    JERA BEAN     6,250    1072    JERA BEAN     02/08/2006    100
                   Total Shares Canceled    6,250    1073    DANNY MONDRAGON     02/08/2006    6,150
                    Total Shares Issued 6,250


 142005    2/8/2006    Common    LILM INC
 CERT    SELLER     CANCELLED    CERT    BUYER    ISSUE Date    ISSUED
          1041    JAYNE PARCEL     62,500    1069    JAYNE PARCEL     02/08/2006    350
                   Total Shares Canceled    62,500    1070    STEVEN HALL     02/08/2006    57,150
                   1071    STEVEN HALL     02/08/2006    5,000
                   Total Shares Issued 62,500


 143133    2/27/2006    Common    LILM INC
 CERT    SELLER     CANCELLED    CERT    BUYER    ISSUE Date    ISSUED
          1069    JAYNE PARCEL     350    1084    JAYNE PARCEL     02/27/2006    350
          1070    STEVEN HALL     57,150    1085    STEVEN HALL     02/27/2006    57,150
          1071    STEVEN HALL     5,000    1086    STEVEN HALL     02/27/2006    5,000
                   Total Shares Canceled    62,500    Total Shares Issued    62,500


 143134    2/27/2006    Common    LILM INC
 CERT    SELLER     CANCELLED    CERT    BUYER    ISSUE Date    ISSUED
          1072    JERA BEAN     100    1082    JERA BEAN     02/27/2006    100
          1073    DANNY MONDRAGON     6,150    1083    DANNY MONDRAGON     02/27/2006    6,150
                   Total Shares Canceled    6,250    Total Shares Issued    6,250


 143135    2/27/2006    Common    LILM INC
 CERT    SELLER     CANCELLED    CERT    BUYER    ISSUE Date    ISSUED
          1076    JEFF WYDRA     400    1079    JEFF WYDRA     02/27/2006    400
          1077    BILL WOOD     57,100    1080    BILL WOOD     02/27/2006    57,100
          1078    BILL WOOD     5,000    1081    BILL WOOD     02/27/2006    5,000
                   Total Shares Canceled    62,500    Total Shares Issued    62,500

 143182    2/28/2006    Common    LILM INC
 CERT    SELLER     CANCELLED    CERT    BUYER    ISSUE Date    ISSUED
          1013    MARLENE BEAN     27,500    1087    MARLENE BEAN     02/28/2006    325
                   Total Shares Canceled    27,500    1088    ALEWINE LIMITED LIABILITY COMPANY
                        02/28/2006 27,175
                   Total Shares Issued 27,500


 143184    2/28/2006    Common    LILM INC
 CERT    SELLER     CANCELLED    CERT    BUYER    ISSUE Date    ISSUED
 1012    KURT BEAN     40,500    1089    KURT BEAN     02/28/2006    300
          Total Shares Canceled    40,500    1090    JACK PLUMB     02/28/2006    5,000
          1091    ALEWINE LIMITED LIABILITY COMPANY     02/28/2006    35,200
          Total Shares Issued    40,500


 147215    5/8/2006    Common    LILM INC
 CERT    SELLER     CANCELLED    CERT    BUYER    ISSUE Date    ISSUED
          1010    GEORGE E BEAN     1,250    1092    GEORGE BEAN     05/08/2006    150
                   Total Shares Canceled    1,250    1093    ALEWINE LIMITED LIABILITY COMPANY
                        05/08/2006 1,100
                    Total Shares Issued 1,250